NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 28, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 6, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen Premier Municipal Opportunity Fund, Inc. and Nuveen AMT-Free Municipal Income Fund became effective before the opening on May 6, 2013. Each share of Common Stock of Nuveen Premier Municipal Opportunity Fund, Inc. was exchanged for an equivalent dollar amount of a full Common Shares of Beneficial Interest of Nuveen AMT-Free Municipal Income Fund. Cash will be paid in lieu of issuing fractional shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 6, 2013.